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Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE 13D
(Amendment #1)
Under the Securities Exchange Act of 1934

ECC INTERNATIONAL CORP. (Name of the Issuer)
Common Stock, $0.10 par value per share (Title of Class of Securities)
268255106 (CUSIP Number)
William L. Hoese, Esq. Cubic Corporation 9333 Balboa Avenue San Diego, CA 92123 (619) 277-6780 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
with a copy to Barbara L. Borden, Esq. Cooley Godward LLP 4401 Eastgate Mall San Diego, CA 92121-9109
September 24, 2003 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 7 Pages)

CUSIP NO. 268255106	13D	Page 2 of 7 Pages

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Cubic Corporation

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES		7.	SOLE VOTING POWER 7,417,521
BENEFICIALLY
OWNED BY REPORTING		8.	SHARED VOTING POWER -0-
PERSON
WITH		9.	SOLE DISPOSITIVE POWER 7,417,521

		10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,417,521

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 93.6%

14.	TYPE OF REPORTING PERSON CO

CUSIP NO. 268255106	13D	Page 3 of 7 Pages

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS CDA Acquisition Corporation

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES		7.	SOLE VOTING POWER 7,417,521
BENEFICIALLY
OWNED BY REPORTING		8.	SHARED VOTING POWER -0-
PERSON
WITH		9.	SOLE DISPOSITIVE POWER 7,417,521

		10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,417,521

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 93.6%

14.	TYPE OF REPORTING PERSON CO

        This Amendment No. 1 amends and supplements the Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission on August 29, 2003 by Cubic Corporation, a Delaware corporation ("Cubic") and CDA Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Cubic ("CDA"), relating to (i) the Agreement and Plan of Merger, dated as of August 20, 2003 (the "Merger Agreement") by and among Cubic, CDA and ECC International Corp (the "Issuer"), and (ii) those certain Stockholder Tender Agreements by and between Cubic and certain stockholders of the Issuer (the "Stockholders"), who were affiliates of the Issuer (the "Stockholder Tender Agreements").

        The Merger Agreement provides for, among other things, (i) the offer by CDA to purchase all the outstanding shares of common stock, par value $0.10 per share, of the Issuer at a price of $5.25 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 27, 2003, and the related Letter of Transmittal (which together with any amendments or supplements thereto, collectively constitute the "Offer") and (ii) the subsequent merger of CDA with and into the Issuer (the "Merger"), with the Issuer surviving the Merger as a wholly owned subsidiary of Cubic. The Stockholder Tender Agreements provide for, among other things, the tender pursuant to the Offer by each Stockholder and certain of their affiliates, of all of their shares of Issuer common stock, as well as any additional shares of Issuer common stock that they may acquire.

Item 4. Purpose of the Transaction

        At midnight, New York City time on September 24, 2003, the Offer expired. On September 25, 2003, in accordance with the Merger Agreement, CDA accepted for payment 7,399,138 shares of Issuer common stock (approximately 93.3% of all outstanding shares) in the Offer. After the expiration of the Offer, CDA commenced a subsequent offering period (the "Subsequent Offering Period") which began at 9:00 a.m., New York City time, on September 25, 2003, and will expire at 5:00 p.m., New York City time, on October 10, 2003. During the Subsequent Offering Period, CDA will accept for payment all shares of Issuer common stock that are validly tendered at a price of $5.25 per share and promptly pay for such shares of Issuer common stock after such shares are tendered. Through September 30, 2003, CDA had accepted for payment 18,383 additional shares of Issuer common stock (approximately 0.3% of all outstanding shares) pursuant to the Subsequent Offering Period. After the expiration of the Subsequent Offering Period, Cubic, CDA and Issuer will proceed, as promptly as practicable, to complete the Merger, pursuant to which CDA will acquire the remaining outstanding shares of Issuer common stock for $5.25 per share in cash, subject to appraisal rights. Pursuant to the terms of the Merger Agreement, effective upon acceptance of and payment for the shares of Issuer common stock pursuant to the Offer, Cubic designated four persons who were appointed to Issuer's board and who constitute a majority of the total number of directors on Issuer's board. If the Merger is consummated, (i) Issuer will become a wholly-owned subsidiary of Cubic, (ii) the Certificate of Incorporation of Issuer will be amended and restated, (iii) the bylaws of Issuer will be replaced with the bylaws of CDA, and (iv) the directors and officers of CDA will become the directors and officers of Issuer, as the surviving corporation in the Merger.

Item 5. Interest in Securities of the Issuer

        As a result of CDA's acceptance of 7,417,521 shares of Issuer common stock upon expiration of the Offer and pursuant to the Subsequent Offering Period, CDA acquired beneficial ownership of all those shares or approximately 93.6% of Issuer's total outstanding shares. CDA has sole voting and dispositive power with respect to such shares.

Item 7. Material to be Filed as Exhibits

        The following documents are filed as exhibits:

Exhibit 1.	Name, Business, Address and Present Principal Occupation of Each Executive Officer and Director of Cubic and CDA.*
Exhibit 2.
Agreement and Plan of Merger, dated August 20, 2003 among Cubic, CDA and Issuer (incorporated by reference to Exhibit (d)(1) of the Reporting Person's Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on August 27, 2003).*
Exhibit 3.
Form of Stockholder Tender Agreement (incorporated by reference to Exhibit (d)(2) of the Reporting Person's Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on August 27, 2003).*
Exhibit 4.	Joint Filing Agreement, dated as of September 26, 2003, by and between Cubic and CDA.
*Previously filed.

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 1, 2003
Cubic Corporation
By:
/s/ WILLIAM W. BOYLE William W. Boyle Vice President and Chief Financial Officer
CDA Acquisition Corporation
By:
/s/ JOHN D. THOMAS John D. Thomas Vice President

Exhibit Index

Exhibit	Description of Document
Exhibit 1.	Name, Business, Address and Present Principal Occupation of Each Executive Officer and Director of Cubic and CDA.*
Exhibit 2.
Agreement and Plan of Merger, dated August 20, 2003 among Cubic, CDA and Issuer (incorporated by reference to Exhibit (d)(1) of the Reporting Person's Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on August 27, 2003).*
Exhibit 3.
Form of Stockholder Tender Agreement (incorporated by reference to Exhibit (d)(2) of the Reporting Person's Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on August 27, 2003).*
Exhibit 4.	Joint Filing Agreement, dated as of September 26, 2003, by and between Cubic and CDA.

*Previously filed.

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SIGNATURES
Exhibit Index